SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-8097

ENSCO Savings Plan
(Full title of the plan)

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331
(Name and address of principal executive office of issuer)

     The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 25, 2007	/s/ DAVID A. ARMOUR By: David A. Armour Controller

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
     Grant Thornton LLP

Dallas, Texas
June 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
     KPMG LLP

Dallas, Texas
June 22, 2006

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Cash	$ --	$ 530,039
Receivables:
Employer contributions	11,736,462	9,841,066
Participant contributions	381,769	--
Investments, at fair value	175,446,000	158,963,170

Net assets reflecting investments at fair value	187,564,231	169,334,275
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	413,053	393,398

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$187,977,284	$169,727,673

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 5,513,604	$ 4,376,058
Participant contributions	8,458,896	7,726,857
Employer contributions	16,068,048	13,899,415
Net appreciation in the fair value of investments	12,410,683	16,618,778

Total additions	42,451,231	42,621,108

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	24,165,690	13,989,498
Fees	35,930	38,470

Total deductions	24,201,620	14,027,968

NET ADDITIONS	18,249,611	28,593,140

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	169,727,673	141,134,533

End of year	$187,977,284	$169,727,673

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the “Plan”) is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the “Company”). The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution, and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain age and service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees (“Savings Participants”) may elect to participate in the employee savings feature of the Plan after completing one month of service with the Company. The entry date with respect to an eligible employee’s ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the profit sharing feature of the Plan after completing a 12-month period of service with the Company, as defined.

Contributions

Savings Participants may elect to make contributions to the Plan by salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (“the Code”). Savings Contributions are generally limited to the lesser of 50% (10% for a certain class of participants) of the Savings Participant’s compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively). Participants who have attained age 50 before the close of the plan year are eligible to make additional pre-tax catch-up contributions. An individual's total catch-up contributions during 2006 could not exceed $5,000. Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year. The Company made Matching Contributions to active participant employee accounts as follows:

	Matching Percentage
Contribution Level	2006	2005

First 5% of eligible compensation	100%	100%

Total Matching Contributions for the years ended December 31, 2006 and 2005, were approximately $4.6 million and $4.1 million, respectively. Matching Contributions are disclosed net of approximately $800,000 and $900,000 of forfeitures for the years ended December 31, 2006 and 2005, respectively.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees (“Profit Sharing Contributions”). The Company may make Profit Sharing Contributions either in cash or in the Company’s common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. The 2006 and 2005 Profit Sharing Contributions awarded in cash were approximately $11.5 million and $9.8 million, respectively. At December 31, 2006 and 2005, the Plan's contribution receivable from the Company included approximately $11.5 million and $9.8 million, respectively, related to the 2006 and 2005 Profit Sharing Contributions, which were paid in March 2007 and 2006.

The Plan limits the sum of a participant’s annual Savings Contributions and Matching Contribution and Profit Sharing Contribution (“Company Contributions”) to the lesser of $44,000 for 2006, $42,000 for 2005 or 100% of the Plan participant’s compensation as defined by the Plan document. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”). A Rollover Contribution is an eligible rollover contribution transferred to the Plan from another qualified plan pursuant to an employee's election as described in the Code.

Plan Administration

T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan participants. Recordkeeping responsibilities are maintained by T. Rowe Price.

Vesting

A Plan participant’s Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 60 for those who have completed a period of service of at least three years prior to September 1, 2005 and age 65 for all other participants, or a full termination of the Plan. Upon partial termination of the Plan, affected participants become fully vested in their Matching Contribution and Profit Sharing Contribution account balances. A Plan participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited (“forfeitures”) to the Plan and may be used to pay certain administrative expenses of the Plan and then applied to reduce the amount of employer contributions. The Plan used forfeitures of approximately $800,000 and $900,000 to reduce a portion of the Company's Matching Contributions in the years ended December 31, 2006 and 2005, respectively.

Distributions

Distributions of a Plan participant’s Savings Contribution account and Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. At December 31, 2006 and 2005, all persons had been paid who elected to withdraw from the Plan.

Investments

The Plan allows participants to direct all contributions among a number of different investment choices managed by T. Rowe Price and Company stock. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, are allocated to each Participant's account based on the change in unit value for each investment fund in which the Participant has an account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund's investment advisor using the audited financial statements of the collective trust at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. As required by the FSP, the statements of net assets available for plan benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Purchases and sales of mutual funds and the Company's common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Distributions

Distributions of benefits to participants are recorded when paid.

Loans

Approved loans to eligible participants shall be granted from the participants’ vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through a participant payroll deduction. Loans shall not exceed the limitations listed in the Plan document, which are the lesser of 50% of the participant's vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related changes in net assets available for plan benefits, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN INVESTMENTS The fair value of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2006	2005

Mutual Funds
T. Rowe Price:
Mid-Cap Growth Fund	$ 11,471,579	$ 10,418,255
Spectrum Growth Fund	14,866,827	12,884,376
Balanced Fund	10,697,144	*
Blue Chip Growth Fund	8,898,380	*
Other Funds	20,980,419	32,071,611
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	48,182,251	46,750,814
Common Stock:
ENSCO International Incorporated	49,811,830	45,995,134

	164,908,430	148,120,190

Loan Fund	10,537,570	10,842,980

Total Investments	$175,446,000	$158,963,170

* Did not exceed 5% in 2005.

During 2006 and 2005, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:
	2006	2005

Company stock	$8,705,563	$14,640,264
Mutual funds	3,705,120	1,978,514

	$12,410,683	$16,618,778

At December 31, 2006 and 2005, the Plan’s investment in the Company’s common stock was based on the closing price on such dates of $50.06 per share and $44.35 per share, respectively. Like any investment in publicly traded securities, the Company’s common stock is subject to price changes. During 2006 and 2005, the high and low prices for the Company’s common stock were $58.75 and $37.36 and $50.34 and $29.25, respectively.

4.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid for by the Company. Fees paid by the participants and the plan for investment management and loan origination services amounted to approximately $36,000 and $38,000 for the years ended December 31, 2006 and 2005, respectively.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated July 28, 2005 has been received for the amended and restated Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

During 2005, the Plan allowed certain participants to contribute to the Plan prematurely and subsequently failed to follow their investment direction upon meeting the eligibility requirements to participate in the Plan. During 2006, the Plan self-corrected the error. The correction did not have a material effect on the Plan's financial statements and the Plan's administrator and counsel do not expect this correction will affect the Plan's tax-exempt status.

7.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Shares of the Company's common stock held by the Plan as an investment qualify as party-in-interest transactions.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits between the financial statements and Form 5500:

December 31,
2006

Net assets available for plan benefits per the financial statements	$187,977,284
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(413,053)

Net assets available for plan benefits per the Form 5500	$187,564,231

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:
December 31,
2006

Additions to net assets per the financial statements	$42,451,231
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(413,053)

Additions to net assets per the Form 5500	$42,038,178

9.   RISKS AND UNCERTAINTIES

The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

10.  NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurement, which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS No. 157 in 2008 and is evaluating the potential impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS No. 159 in 2008 and is evaluating the potential impact on its financial statements.

11.  SUBSEQUENT EVENT

Effective January 1 2007, the Plan was amended by the Company to allow for Savings Participants to participate in the Profit Sharing Contribution of the Plan after completing 90 days of full-time employment.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2006

Identity of issue or	Description of	Rate of	Fair
party involved	investment	interest	value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	3.45% - 5.93%	$ 48,182,251
*Balanced Fund	Mutual Fund	-	10,697,144
*Spectrum Income Fund	Mutual Fund	-	6,658,738
*Spectrum Growth Fund	Mutual Fund	-	14,866,827
*Blue Chip Growth Fund	Mutual Fund	-	8,898,380
*Equity Income Fund	Mutual Fund	-	4,254,414
*Equity Index 500 Fund	Mutual Fund	-	4,466,711
*Mid-Cap Growth Fund	Mutual Fund	-	11,471,579
*Small-Cap Stock Fund	Mutual Fund	-	5,600,556

			115,096,600
Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common Stock	-	49,811,830

*Participant Loans	Participant Loans, maturity dates ranging from January 2007 to December 2016	4.89% - 10.50%	10,537,570

			$175,446,000

Historical cost information is not presented on this schedule, as all investments are participant directed.

*Party-in-interest

See accompanying independent registered public accounting firm's report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2007, accompanying the financial statements and supplemental information of the ENSCO Savings Plan on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement of ENSCO International Incorporated on Form S-8 (File No. 33-40282).

/s/ Grant Thornton LLP Grant Thornton LLP Dallas, Texas June 25, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
ENSCO Savings Plan:

We consent to the incorporation by reference in the registration statement No. 33-40282 on Form S-8 of ENSCO International Incorporated of our report dated June 22, 2006 with respect to the statement of net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2006 annual report on Form 11-K of the ENSCO Savings Plan.

/s/ KPMG LLP KPMG LLP Dallas, Texas June 25, 2007

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